© Copyright 20091, The NASDAQ OMX Group, Inc. All rights reserved.
NASDAQ OMX Europe
NASDAQ OMX Europe:
(NDAQ) Stock Options Jump Ball
Filed Pursuant to Rule 433
Registration Statement No. 333-157020
May 27, 2009

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© Copyright 2009, The NASDAQ OMX Group, Inc. All rights reserved.
NDAQ Stock Options – Program Overview
• Participant activity on NEURO triggers grant of options in NASDAQ
OMX Group, NDAQ
• Options granted for free, i.e., no investment on part of Participant
• Time Period: 1
st
June, 2009 – 31
st
August, 2009
• 500,000 options granted into the programme upon NEURO reaching
2.5% Pan-European market share
- Market share goals of specific markets also applied
• Participants qualify based on individual firm market activity
• Important Dates:
- Options struck and granted at the NDAQ closing price on 1 September, 2009
- 6 month vesting period: Options vested and exercisable 1 March, 2010
- Options expiration 1 March, 2011

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NASDAQ OMX

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© Copyright 2009, The NASDAQ OMX Group, Inc. All rights reserved.
Grant of NDAQ options into the programme
5.00% 5.00% 5.00% 2.50% 500,000
4.50% 4.50% 4.50% 2.25% 450,000
4.00% 4.00% 4.00% 2.00% 400,000
3.50% 3.50% 3.50% 1.75% 350,000
3.00% 3.00% 3.00% 1.50% 300,000
2.50% 2.50% 2.50% 1.25% 250,000
2.00% 2.00% 2.00% 1.00% 200,000
1.50% 1.50% 1.50% 0.75% 150,000
1.00% 1.00% 1.00% 0.50% 100,000
0.50% 0.50% 0.50% 0.25% 50,000
Deutsche Börse
(DAX 30) market
share
NYSE Euronext (CAC 40,
AEX 25, BEL 20) market
share
LSE (FTSE 350)
market share
Pan-European
market share
Number of options granted into
the programme
Options granted into the programme on any of the following NEURO market share criteria

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© Copyright 2009, The NASDAQ OMX Group, Inc. All rights reserved.
Participant Criteria
• Participants qualify by trading a minimum average daily volume of €75 million
• Options allocated on a pro-rata basis to qualifying participants based on trading activity
• Participant’s 20 least active trading days of jump ball period will be discarded for qualification and allocation calculations
• Participants must maintain market share activity levels through 6 month vesting period to vest 100% of grant
• Vesting will be pro-rata based on market share activity from
100% to 50%

NASDAQ OMX Europe
© Copyright 2008, The NASDAQ OMX Group, Inc. All rights reserved.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at
www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus if you request it by calling 1-212-401-8700.

GENERAL NOTICE TO ALL RECIPIENTS

This communication does not constitute an offer to buy or an offer to sell any investment product or any other asset, and no expression of interest in any matter related to this communication will be accepted from any person or persons, in any jurisdiction in which such acceptance is unlawful. In those jurisdictions where the securities, blue sky or other laws require this communication to be made by a licensed broker or dealer and the communicator or any of its affiliates is such a licensed broker or dealer in such jurisdictions, this communication may be deemed to be made, in such jurisdictions, subject to compliance with applicable law, and no such communication is being made in any jurisdiction where this communication is not permitted by applicable law.

The distribution of this communication in certain jurisdictions may be restricted by law. Persons into whose possession this communication comes are required by the communicator to inform themselves about, and to observe, any such restrictions.

If you are in any doubt as to the action you should take, you are recommended to seek your own financial and legal advice, including as to any tax consequences, immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial or legal adviser.

The communicator does not accept any responsibility or liability as to the accuracy or completeness of any information contained in this communication or any other information relating to this communication.

THIS COMMUNICATION IS NOT BEING MADE TO THE PUBLIC WITHIN ANY JURISDICTION OUTSIDE THE UNITED STATES. BY ACCEPTING DELIVERY OF THIS COMMUNICATION, YOU AGREE NOT TO MAKE, DIRECT OR DISTRIBUTE THIS COMMUNICATION DIRECTLY OR INDIRECTLY TO THE PUBLIC OUTSIDE THE UNITED STATES.

In relation to each Member State of the European Economic Area which has implemented the European Council Directive 2003/71/EC (“Prospectus Directive”) (each, a “Relevant Member State”), the communicator has not made and will not make any communication of the matters referred to in this communication to the public in that Relevant Member State except that it may make this communication:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; or

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

NOTICE TO INVESTORS IN AUSTRIA

This communication is made in Austria only in accordance with the provisions of the Banking Act, the Securities Supervision Act of Austria (Bankwesengesetz and Wertpapieraufsichtsgesetz) and any other applicable Austrian law. This communication does not relate to anything that has been admitted to public offer in Austria under the provisions of the Capital Markets Act or the Investment Fund Act or the Exchange Act (Kapitalmarktgesetz, Investmentfondsgesetz or Börsengesetz). Consequently, in Austria, this communication is not made or directed to the public in Austria and will only be made or directed to a limited group of persons within the scope of their professional activities.

NOTICE TO INVESTORS IN BELGIUM

This communication and any other documents or materials relating to this communication are not intended to constitute a public offer in Belgium. This communication is not being made and will not be made, directly or indirectly, to the public in Belgium. This communication and any other documents or materials relating to this communication have not been and will not be notified to nor approved by the Belgian Banking, Finance and Insurance Commission (Commission Bancaire, Financière et des Assurances/Commissie voor het Bank, Financie en Assurantiewezen) and neither this communication nor any other documents or materials relating to this communication have been, or will be, approved by the Belgian Banking, Finance and Insurance Commission. Accordingly, any matters relating to this communication may not be advertised (either directly or indirectly) and neither this communication nor any related documents or materials may be distributed or made available in Belgium other than to qualified investors, as defined in article 10 of the Law of 16 June 2006 on the public offer of investment instruments and the admission to trading of investment instruments on a regulated market, acting for their own account.

NOTICE TO INVESTORS IN DENMARK

This communication has not been filed with or approved by any authority in the Kingdom of Denmark. Nothing referred to in this communication may be offered, sold or delivered directly or indirectly in the Kingdom of Denmark, unless in compliance with the Danish Act on Trading in Securities and the Danish Executive Order No. 166 of 13 March 2003 on the First Public Offer of Certain Securities issued pursuant hereto as amended from time to time.

NOTICE TO INVESTORS IN FRANCE

This communication is not being made, directly or indirectly, to the public in the Republic of France (‘France’). Neither this communication nor any other documents or materials relating to this communication have been or will be distributed to the public in France, and only qualified investors (investisseurs qualifiés) acting for their own account, other than individuals, as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French Code Monétaire et Financier, are eligible to participate in the matters referred to in this communication. This communication has not been and will not be submitted to or approved by the Autorité des Marchés Financiers and this communication may only be distributed to the public in France in accordance with the applicable laws (appel public à l’épargne and, as from 1 April 2009, offre au public de titres financiers) which are in particular embodied in Article L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Code monétaire et financier).

NOTICE TO INVESTORS IN GERMANY

This communication is subject to restrictions provided in the German Securities Trading Act (Wertpapierhandelsgesetz - ‘WpHG’) and any other laws of Germany governing the issue, offering and sale of securities. No German securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act has been or will be published with respect to the matters referred to in this communication. Neither this communication nor any other documents or materials relating to this communication have been or will be distributed to the public in Germany and only professional investors (as defined in section 31a (2) of the WpHG) or (ii) a qualified counterparty (as defined in section 31a (4) of WpHG) are eligible to participate in any matters referred to in this communication.

NOTICE TO INVESTORS IN IRELAND

The distribution of this communication in certain jurisdictions may be restricted by law. Persons into whose possession this communication (or any part hereof) comes are required by the communicator to inform themselves about, and to observe, any such restrictions. Neither this communication nor any part hereof constitutes an offer of, or an invitation by or on behalf of the communicator to subscribe for or purchase any investment product or other asset, nor may any part hereof be used for or in connection with any solicitation by, any person in any jurisdiction or in any circumstances in which such solicitation is not authorized or to any person to whom it is unlawful to make such solicitation. For a further description of certain restrictions on the making, directing or distribution of this communication (or any part hereof), please consult a qualified legal advisor.

NOTICE TO INVESTORS IN ITALY

This communication has not been registered pursuant to Italian securities legislation and, accordingly, no matter referred to in this communication will be offered, sold or delivered, nor may copies of this communication or of any other document relating to this communication be distributed in the Republic of Italy, except:

(i)	to qualified investors (investitori qualificati), as defined pursuant to Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and the relevant implementing CONSOB regulations, as amended from time to time, and in Article 2 of Directive No. 2003/71/EC of 4 November 2003; or

(ii)	in other circumstances which are exempted from the rules pursuant to Article 100 of the Financial Services Act and Article 33, first paragraph, of CONSOB Regulation No. 11971 of 14 May 1999, as amended (Regulation No. 11971).

Any distribution of copies of this communication or any other document relating to this communication in the Republic of Italy under (i) or (ii) above must be:

(a)	made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007 (as amended from time to time) and Legislative Decree No. 385 of 1 September 1993, as amended (the “Banking Act”); and

(b)	in compliance with Article 129 of the Banking Act, as amended, and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the Bank of Italy may request information on the issue or the offer of securities in the Republic of Italy; and

(c)	in compliance with any other applicable laws and regulations or requirement imposed by CONSOB or other Italian authority.

NOTICE TO INVESTORS IN LUXEMBOURG

This communication is not made or directed to the public in the Grand Duchy of Luxembourg, directly or indirectly, and neither this communication nor any other material relating to this communication may be distributed, or otherwise made available in, or from or published in, the Grand Duchy of Luxembourg. This communication does not constitute a public offer of securities to the public pursuant to the provisions of the Luxembourg Act dated 10 July 2005 relating to prospectuses for securities.

NOTICE TO INVESTORS IN PORTUGAL

This communication is not being made, directly or indirectly, to the public in Portugal. This communication has not been and will not be registered with or approved by the Portuguese Stock Market Commission (Comissão do Mercado de Valores Mobiliários). In connection with this communication, (i) no action will be taken in circumstances which could qualify as a public offer pursuant to the Portuguese Securities Code (Código dos Valores Mobiliários, ‘CVM’) and (ii) this communication is not addressed to non-qualified investors. This communication is intended for Qualified Investors (as defined in Article 30 of the CVM) only.

NOTICE TO INVESTORS IN SPAIN

This communication has not been approved or registered in the administrative registries of the Spanish Securities Markets Commission (Comisión Nacional del Mercado de Valores). Accordingly, this communication may not be made, directed or distributed in Spain except in circumstances which do not constitute a public offer of securities in Spain within the meaning of article 30bis of the Spanish Securities Market Law of 28 July 1988 (Ley 24/1988, de 28 de julio, del Mercado de Valores), as amended and restated, and Royal Decree 1310/2005 of 4 November 2005 (Real Decreto de 4 de noviembre) and supplemental rules enacted thereunder or in substitution thereof from time to time.

NOTICE TO INVESTORS IN SWEDEN

This communication has not been and will not be registered with the Swedish Financial Supervisory Authority. Accordingly, this communication may not be made available in Sweden other than in circumstances which are deemed not to be an offer to the public in Sweden under the Financial Instruments Trading Act (1991:980).

NOTICE TO PERSONS IN THE UNITED KINGDOM

In the United Kingdom, this financial promotion is being distributed only to, and is directed only at, persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive and (i) who are investment professionals in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Acts 2000 (the “FSMA”) (Financial Promotion) Order 2005, as amended (the “Order”), (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This financial promotion must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. The relevant investments are only available to, and any investment or investment activity to which this financial promotion relates is available only to, relevant persons and will be engaged in only with such persons.